Exhibit 16.1

[Deloitte & Touche LLP Letterhead]

July 9, 2003

Securities and Exchange Commission

Mail Stop 11-3

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Sirs/Madams:

We have read Item 4 of Earthshell Corporation's Form 8-K dated June 26, 2003 and have the following comments:

1.                                       We agree with the statements made in the first sentence of the first paragraph, the second paragraph, the third paragraph and the fifth paragraph, subject to the following additional comments:

a.                                       On June 25, 2003, we advised Earthshell Corporation (the "Company") by telephone that we had resigned as the Company's independent public accountants. We confirmed our resignation in a letter to the Company dated June 26, 2003.

b.                                      In the last week of June 2003 in conjunction with our audit of the Company's financial statements for the year ended December 31, 2002, we sent a letter to the Company's Audit Committee advising the Audit Committee of four reportable conditions in the Company's internal control noted during the course of the audit. Consistent with firm policy, the letter was dated April 29, 2003, the date of our report on the Company's financial statements for the year ended December 31, 2002.

2.                                       We have no basis on which to agree or disagree with the statements made in the second sentence of the first paragraph and the fourth paragraph.

Yours truly,

/s/ Deloitte & Touche LLP